VIA EDGAR

August 10, 2007

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

This letter responds to the comments on Post-Effective Amendment No. 38 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Emerging Markets Small Cap Fund (the “Emerging Markets Small Cap Fund”) and Wasatch Large Cap Value Fund (the “Large Cap Value Fund”) that were provided to me by telephone on Wednesday, July 25, 2007.

1. SEC Comment: Under the section “Emerging Markets Small Cap Fund–Summary–Principal Strategies” in the Prospectus on page 4, the second paragraph states that under normal conditions, the Fund will invest at least 80% of the Fund’s assets in equity securities in companies with market capitalizations of less than $5 billion at the time of purchase that are domiciled in emerging market countries. Please provide documentation that supports that a small cap company has a market capitalization within the $5 billion range.

Response: The Wasatch Emerging Markets Small Cap Fund considers the upper end of small capitalization companies domiciled in emerging markets to be $5 billion for the following reasons: 1) there is no generally accepted small capitalization definition for emerging markets; 2) emerging markets “small capitalization” issuers are not currently well covered relative to the very large capitalization issuers, the result being that even the upper limit of the investable small capitalization stocks is small relative to the large issuers that currently dominate emerging markets funds; 3) similar to the developed markets, Wasatch anticipates a rapid evolution in asset class development, resulting in a more standard small capitalization range that will have shifted upward, with a market capitalization range of up to $5-$6 billion; and 4) majority insider ownership of the companies distorts the effective market capitalization.

As noted, there is no definition for the term “small capitalization,” including in the context of emerging markets. The SEC has noted, in relevant part, that registrants may use any reasonable definition of the term “small-cap” and in developing a definition, should consider all relevant factors including, among other things, industry indices. (See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (pub. Avail. Dec. 4. 2001). Until June of this year, when MSCI published the MSCI EMSC Index, there was no emerging markets small capitalization index. Notwithstanding this fledgling index, Wasatch does not believe there is currently a generally accepted standard for what constitutes “small capitalization” in emerging markets. In addition to the new MSCI Emerging Markets Small Cap Index, Wasatch considered the MSCI Emerging Markets Index (now called the MSCI LC Index), the most commonly used benchmark designed to measure the equity performance in global emerging markets. The MSCI Emerging Market indices target 99% coverage of the value in each market (or country) – large capitalization is the top 70%, mid-capitalization is between 70% and 85% and small capitalization coverage is the remainder. The composition of the index based on market capitalization is as follows:

MSCI Emerging Markets Index
Weighted Average Market Capitalization	$21.15 billion
Greater than 30 bn	25.9%
10 bn to 30 bn	30.3%
5 bn to 10 bn	22.1%
2.5 bn to 5 bn	14.3%
Less than 2.5 bn	7.5%

The Fund’s proposed $5 billion market capitalization limit is significantly below the average market capitalization comprising the MSCI Emerging Markets Index. The $5 billion market capitalization limit also represents the smaller groups in the index. Further, based on information compiled by MSCI, the $5 billion market capitalization limit appears small relative to the majority of emerging market funds which reflect an average market capitalization of $21.5 billion.

In addition to the above indices, the Advisor also considered the ever changing market forces which correspondingly impact market capitalization standards. For instance, the Adviser believes that the standard for determining “small capitalization” in international developed markets has evolved quite rapidly from a market cap of $1.5 billion to $5 billion (or higher). This development was not a function of any MSCI or other standard definition, but is a reflection of a reality driven by market forces and investor preferences. MSCI originally built the small capitalization index (MSCI WORLD ex-US) with a hard upper limit of $1.5 billion covering developed markets. However, there is no upper limit now, and the methodology has changed to a percentage of market coverage, and the percentage changes over time. As happened with international developed markets, the Advisor expects emerging markets also to evolve, perhaps even more rapidly. Stability in financial and market structures within emerging markets are supporting companies in these markets to continue on a very strong growth track. As market values increase, the benchmark ranges will evolve to reflect the value appreciation. The $5 billion market capitalization limit reflects the foregoing considerations.

In addition to the above, in setting the market capitalization limit, Wasatch also considered “insider ownership”, which may distort the effective market capitalization. Based on its experience, Wasatch’s opinion is that many emerging markets have primitive or non-existent takeover rules. As a result, many companies are majority owned by insiders. Reducing the market cap by the insider ownership, which we have observed to be as high as 70% of the outstanding shares, results in a company that, while it appears as a mid-capitalization company by U.S. standards, operates as a small-capitalization company. For example, a company with a market capitalization of $5 billion, with a 70% majority insider ownership, has an effective market capitalization of $1.5 billion. Reducing the upper limit to a traditional U.S. small capitalization standard would cause the fund to effectively invest in micro-capitalization issuers, which is contrary to the investment strategy and risks disclosed to investors.

Based on the above, the adviser believes the $5 billion market capitalization limit used to define small capitalization companies is appropriate and reasonable in the context of emerging markets.

2. SEC Comment: Under the section “Emerging Markets Small Cap Fund–Summary–Principal Strategies” in the Prospectus on page 4, the second paragraph states that under normal conditions, the Fund will invest at least 80% of the Fund’s assets in equity securities in companies with market capitalizations of less than $5 billion at the time of purchase that are domiciled in emerging market countries.

Rule 35d-1(a)(3)(i) and (ii) of the Investment Company Act of 1940, as amended (the “1940 Act”) requires that a fund that uses a name suggesting investment in certain countries or geographic regions adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic region suggested by it name and disclose in its prospectus the specific criteria used by the fund to select these investments.

Please describe the specific criteria used by the Emerging Markets Small Cap Fund to select investments that are domiciled in emerging market countries.

Response: The Emerging Markets Small Cap Fund name suggests that it will, under normal circumstances, invest in the securities of companies domiciled in emerging market companies. Consistent with the suggestion, Page 9 of the prospectus provides that the Fund will invest at least 80% of the Emerging Markets Small Cap Fund’s net assets in equity securities with market capitalizations of less than $5 billion at the time of purchase issued by companies domiciled in emerging market countries. The Emerging Markets Small Cap Fund considers emerging market countries to be those included in the MSCI EM Index or the S&P/IFCG index, as well as other countries with similar emerging characteristics. When determining domicile, the Emerging Markets Small Cap Fund may consider many different factors, including a company’s country of incorporation, country of headquarter offices, primary exchange, geographic sources of revenue, and geographic location of assets. When looking at geographic sources of revenue, we will generally consider a company to be domiciled in an emerging market country when the issuer has derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in an emerging market country. The prospectus will be revised to clarify the criteria used to determine domicile based on geographic sources of revenue. The first section under Principal Investment Strategies will now read as follows:

Wasatch Emerging Markets Small Cap Fund – More Information

Under normal market conditions:

•

Invest at least 80% of the Emerging Market Small Cap Fund’s net assets in equity securities with market capitalizations of less than $5 billion at the time of purchase issued by companies domiciled in emerging market countries. In today’s global and complex world, place of domicile is not always clear. When determining domicile we may consider different factors. For example, we may consider a company’s country of incorporation, country of headquarter offices, primary exchange, geographic location of assets, and geographic sources of revenue. When looking at geographic sources of revenue, we will generally consider a company to be domiciled in an emerging market regardless of its country of incorporation when the issuer has derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in an emerging market country. We consider emerging market countries to be those included in the MSCI EM Index or the S&P/IFCG Index, as well as other countries with similar emerging characteristics. We consider Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States to be developed countries.

We believe the criteria considered by the Emerging Markets Small Cap Fund satisfy Section 35(d) and Rule 35d-1(a)(3)(i) and (ii) of the Investment Company Act of 1940.

3. SEC Comment: Under the section “Emerging Markets Small Cap Fund–Summary–Principal Strategies” in the Prospectus on page 4, the Fund may invest in exchange traded funds (“ETFs”). On page 15 of the Prospectus under the section “Wasatch Funds–Other Investments Strategies and Their Risks–Investments in Other Investment Companies”, the second paragraph states that the Funds may invest in ETFs but this is not considered a principal strategy of the Funds. Please revise the disclosure in the Prospectus appropriately to indicate if the strategy is either a principal strategy or not a principal strategy.

Response: Investing in ETFs is not a principal strategy of the Emerging Markets Small Cap Fund. The principal strategy disclosure on Pages 4 and 9 will be removed. A general ETF risk disclosure is included under Other Investment Strategies and Their Risks beginning on Page 15.

4. SEC Comment: Under the section “Emerging Markets Small Cap Fund–Summary–Principal Risks” in the Prospectus on page 4, there is a risk for Sector Weightings. There is currently no disclosure regarding sector weightings in the Principal Strategies. Please revise disclosure in Principal Strategies to include this strategy.

Response: Sector weighting will not be a principal strategy of the Emerging Markets Small Cap Fund, although the fund may incidentally invest a relatively large percentage of its assets in a few sectors. The principal strategy disclosure related to Sector Weightings on Page 4 will be moved to Other Investment Strategies and Their Risks beginning on Page 15.

5. SEC Comment: Under the section “Large Cap Value Fund–Summary–Principal Strategies” in the Prospectus on page 6, the last sentence states that the Fund will not be forced to sell a stock because it has exceeded or fallen below the current market capitalization range. Footnote 32 of the Investment Company Names Rule Release, IC-24828 (January 17, 2001) states that the rule would require an investment company that no longer meets the 80% investment requirement (e.g., as a result of changes in the value of its portfolio holdings or other circumstances beyond its control) to make future investments in a manner that would bring the company into compliance with the 80% requirement. However, an investment company subject to the requirement would not have to sell portfolio holdings that have increased in value.

Please confirm that the Fund will comply with the 80% requirement of Rule 35d-1 of the 1940 Act despite the fact that the Fund states it will not sell certain stocks if they exceed or fall below the current market capitalization range.

Response: Please note that the Fund will be changing its name from the Wasatch Large Cap Value Fund to the Wasatch Heritage Value Fund (the “Heritage Value Fund”). Therefore, the Heritage Value Fund will not have to comply with Rule 35d-1 of the 1940 Act. The Prospectus will be revised accordingly to disclose the name change and its revised principal strategy. The benchmark for the Heritage Value Fund will be the Russell 1000 Value Index. The second paragraph of the section will now read as follows:

Under normal market conditions, we will invest the Fund’s assets primarily in the equity securities of companies with market capitalizations over $3 billion at the time of purchase.

6. SEC Comment: Under the section “Large Cap Value Fund–Summary–Principal Strategies” in the Prospectus on page 6, the Fund may invest in exchange traded funds (“ETFs”). On page 15 of the Prospectus under the section “Wasatch Funds–Other Investments Strategies and Their Risks–Investments in Other Investment Companies”, the second paragraph states that the Funds may invest in ETFs but this is not considered a principal strategy of the Funds. Please revise the disclosure in the Prospectus appropriately to indicate if the strategy is either a principal strategy or not a principal strategy.

Response: Investing in ETFs is not a principal strategy of the Heritage Value Fund. The principal strategy disclosure on Page 10 will be removed. A general ETF risk disclosure is included under Other Investment Strategies and Their Risks beginning on Page 15.

7. SEC Comment: Under the section “Large Cap Value Fund–Summary–Principal Risks” in the Prospectus on page 6, there is a risk for Large Cap Companies. Please note that the risk does not appear to disclose the risk of investing in large cap companies. Please review and revise as necessary.

Response: The Advisor has reviewed the language for Large Cap Companies risk and has decided to remove such risk from the Prospectus in light of the changes to the principal strategies.

8. SEC Comment: Under the section “Large Cap Value Fund–Summary–Principal Risks” in the Prospectus on page 4, there is a risk for Early Stage Companies. There is currently no disclosure regarding early stage companies in the Principal Strategies. Please revise disclosure in Principal Strategies to include this strategy.

Response: The Heritage Value Fund will not invest in emerging market securities or early stage companies as part of its principal investment strategy. The Emerging Markets disclosure and the Early Stage Companies disclosure included on Page 6 will be moved to Page 15 as an additional risk for the Fund.

9. SEC Comment: Under the section “Wasatch Funds–Principal Risks” in the Prospectus beginning on page 11, there are risks for micro cap companies, science companies, emerging markets, non-investment grade securities and convertible securities as well as credit risk and interest rate risk. Please revise the disclosure in the Prospectus appropriately to indicate if the strategy is either a principal strategy or not a principal strategy for each Fund. Please revise disclosure in Principal Strategies to include this strategy.

Response: Appropriate emerging markets and early stage companies disclosure is already included in the prospectus on Page 4 for the Emerging Markets Small Cap Fund. The Emerging Markets Small Cap Fund will invest in micro-cap companies as part of its principal investment strategy. We will add an appropriate micro-cap company disclosure to the principal risk section beginning on Page 4.

For the Heritage Value Fund, we will move the current micro-cap companies disclosure on Page 11 to the Other Investment Strategies and Their Risks section beginning on Page 15, and revise the disclosure to indicate it is not a principal strategy for the Heritage Value Fund. We will add appropriate risk disclosure related to emerging markets and early stage companies as a secondary risk for the Heritage Value Fund. In addition, we will move the current science companies, non-investment grade securities and convertible securities as well as credit risk and interest rate risk disclosure to the Other Investment Strategies and Their Risks section beginning on Page 15.

10. SEC Comment: Under the section “Management–Research Team” in the Prospectus on page 17, please revise the disclosure to indicate each person’s role and limitations pursuant to the instructions for Item 5 of Form N-1A. Please revise disclosure to indicate lead portfolio managers versus research team members.

Response: The change will be made as requested.

11. SEC Comment: On the back cover of the Prospectus, please revise the telephone number for the Securities and Exchange Commission. The telephone number should be 202.551.8090.

Response: The change will be made as requested.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
Vice President and Counsel

cc: R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

August 10, 2007

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

In connection with a response being made on behalf of Wasatch Funds, Inc. (“Registrant”) to comments you provided with respect to Post-Effective Amendment No. 38 to the Registrant’s registration statement filed on Form N-1A for the Registrant on June 15, 2007 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on July 25, 2007. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles
Russell L. Biles

cc: D. Thurber